# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L202
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 03/07/2025
Filed by CIK 0001771346
Persons authorized to receive notices and communications: Ms. Margarita Veniou, Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9485-360

## Reporting persons
- Abra Marinvest Inc. (CIK 0001771346): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,237,487; sole dispositive power 0; shared dispositive power 4,237,487; aggregate amount beneficially owned 4,237,487 (36.09% of the class)
- Ioannis Zafirakis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,237,487; sole dispositive power 0; shared dispositive power 4,237,487; aggregate amount beneficially owned 4,237,487 (36.09% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Comment:
This Amendment No. 12 (the "Amendment No. 12") to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on March 7, 2024 (the "Schedule 13D"), as amended on March 14, 2024, March 28, 2024, April 29, 2024, June 26, 2024, August 28, 2024, September 18, 2024, October 17, 2024, December 2, 2024, December 20, 2024, February 11, 2025, and February 25, 2025 filed by the Reporting Persons (as defined below) related to the shares of common stock, par value $0.01 per share (the "Shares"), of OceanPal Inc. (the "Issuer").

This Amendment No. 12 is being filed to report an increase in the percentage ownership of Shares that the Reporting Persons may be deemed to beneficially own though its ownership of the Issuer's Series C Preferred Stock and Series D Preferred Stock which may be converted into Shares of the Issuer at the Reporting Persons' option (subject to certain ownership restrictions contained in the Series C Preferred Stock and Series D Preferred Stock's statements of designation, together the "Statements of Designation") as a result of the vesting of certain of the Reporting Persons' shares of Series C Preferred Stock.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 12 to the Schedule 13D is being filed on behalf of Ioannis Zafirakis ("Zafirakis"), a citizen of Greece, and Abra Marinvest Inc., a Marshall Islands corporation ("Abra"). Zafirakis and Abra are collectively referred to as the "Reporting Persons" Zafirakis is the owner of all of the issued and outstanding shares of Abra and may be deemed to have beneficial ownership of the Shares beneficially owned by Abra.
Residence or business address: The principal business address for Zafirakis is Pendelis 16, 17564 Palaio Faliro, Athens, Greece. The principal business address for Abra is Poseidonos Ave.13, Alimos, 17455, Athens, Greece.
Criminal convictions in the last five years: To the best of the Reporting Persons' knowledge, the Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the best of the Reporting Persons' knowledge, the Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: The Reporting Person is a citizen of Greece.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to the Issuer's 2021 Equity Incentive Plan, as amended and restated, 6,980 awarded Series C Convertible Preferred Shares (the "Series C Preferred Stock"), have vested, of which the Reporting Persons own 1,214 shares of the Series C Preferred Stock, and in accordance with their terms, have become convertible at the Reporting Persons' option, giving effect to certain ownership restrictions contained in the Series C Preferred Stock's statement of designation, including that the shares of Series C Preferred Stock shall not be convertible into the Issuers' Shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding Shares.

As partial consideration for the Issuer's purchase of the m/v Baltimore and m/v Melia from Diana Shipping Inc. ("Diana Shipping"), the Issuer issued shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred stock (the "Series D Preferred Stock") to Diana Shipping. Diana Shipping exercised its right to convert shares of the Series D Preferred Stock into shares of the Issuer's Shares in accordance with the Statement of Designations defining the rights, terms and preferences of the Series D Preferred Stock. Diana Shipping distributed on December 15, 2022 and June 9, 2023, respectively, all of the common shares issued upon the conversion of certain shares of Series D Preferred Stock to its common shareholders (other than those electing to receive shares of Series D Preferred Stock) of record as of the respective distribution record dates (the "Record Dates"), on a pro rata basis (both distributions referred to as the "Distributions"). In connection with the Distributions, Diana Shipping allowed its common shareholders of record as of the Record Date to elect to receive the number of shares of Series D Preferred Stock allocable to such shareholder instead of the Shares.

The Reporting Persons, as common shareholders of Diana Shipping as of the Record Dates, elected to receive their Diana Shipping distribution in shares of Series D Preferred Stock. The Reporting Persons may be deemed to have beneficial ownership of Shares through their ownership of Series D Preferred Stock which may be converted into common shares at the Reporting Persons' option, subject to certain ownership restrictions contained in the Series D Preferred Stock's statement of designation, including that shares of the Series D Preferred Stock shall not be convertible into the Issuer's common shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding common Shares.

On September 11, 2024, 9,442 shares of Series D Preferred Stock were issued to the Reporting Persons as partial consideration for the Issuer's purchase of the m/t Zeze Start for an aggregate purchase price of $27.0 million from an entity controlled by Zafirakis. On October 15, 2024, the Reporting Persons entered into several share purchase agreements pursuant to which the Reporting Persons sold an aggregate of 7,033 shares of Series D Preferred Stock to various holders for due consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Zafirakis is a member of the Board of Directors and a member of the Executive Committee of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares in connection with the Issuer's equity awards and the Series D Preferred Stock in connection with the Distributions and issuances as described herein solely for investment purposes. The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they then own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the other members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of March 7, 2025, the Issuer had 7,504,982 Shares outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Abra is the record holder of (i) 3,104 shares of Series D Preferred Stock, convertible into an aggregate of 3,046,123 Shares, representing 25.94% of the Issuer's issued and outstanding Shares and (ii) 1,214 shares of Series C Preferred Stock, convertible into an aggregate of 1,191,364 Shares, representing 10.15% of the Issuer's issued and outstanding Shares, both of which Zafirakis indirectly may be deemed to beneficially own, as the result of his ability to control the vote and disposition of the Shares through his control of Abra. The Reporting Persons are not the direct owners of any Shares of the Issuer as of the date hereof. Therefore, Zafirakis may be deemed to, indirectly, beneficially own 4,237,487 Shares, representing 36.09% of the Issuer's issued and outstanding Shares. The Reporting Persons each have the sole power to vote or direct the vote of 0 shares and have the shared power to vote or direct the vote of 4,237,487 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On May 17, 2024, the Issuer entered into a support agreement (the "Support Agreement") with Sphinx Investment Corp. ("Sphinx") pursuant to which the Issuer agreed not to convert, among other securities, preferred shares held by its directors and officers into common shares from the time of the execution of the Support Agreement to the first anniversary thereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Joint Filing Agreement (previously filed).

## Signatures
- Abra Marinvest Inc.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (03/11/2025)
- Ioannis Zafirakis: /s/ Ioannis Zafirakis, Ioannis Zafirakis (03/11/2025)